UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549
001-33796
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING
16934Q

(Check one):  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐  Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR Form  ☐ N-CSR

For Period Ended:              December 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Chimera Investment Corporation
Full Name of Registrant

Former Name if Applicable

1211 Avenue of the Americas, Suite 2902
Address of Principal Executive Office (Street and Number)

New York, New York 10036
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 7, 2012, Chimera Investment Corporation (the “Company”, “our” or “we”) disclosed in a Current Report on Form 8-K (the “Item 4.02 Form 8-K”) that we were undergoing an evaluation of our accounting policy related to the application of generally accepted accounting principles (“GAAP”) to our non-Agency residential mortgage-backed securities portfolio.  Our evaluation related to the accounting for our non-Agency residential mortgage-backed securities portfolio under Financial Accounting Standards Board Accounting Standards Codification (ASC) Subtopic 320-10, Investments – Debt and Equity Securities, ASC Subtopic 325-40, Investments – Other – Beneficial Interests in Securitized Financial Assets, and ASC Subtopic 310-30, Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality.

We have completed this review and are preparing our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”).  As a result, we will not be able to file our Annual Report on Form 10-K for the year ended December 31, 2012 within the extension period provided under Rule 12b-25.

As disclosed in the Item 4.02 Form 8-K, on August 1, 2012, our Audit Committee concluded, after discussions with management and Deloitte & Touche, LLP (“Deloitte”), our independent registered public accounting firm since our inception and up to and including for the fiscal year ended December 31, 2011, that each of our previously issued (i) consolidated financial statements included in our Annual Reports on Form 10-K for the years ended December 31, 2010, 2009 and 2008, and (ii) interim consolidated financial statements included in our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2008 and for all subsequent quarters through the quarter ended September 30, 2011, need to be restated (the “Restatement”).  In this Form 12b-25, the years and interim periods included in the Restatement are collectively referred to as the “Restatement Period.”

In light of the need for a Restatement, our previously issued consolidated financial statements for the Restatement Period and the corresponding audit opinions of Deloitte on the consolidated financial statements and the reports on our internal controls over financial reporting included or described in our previously filed Annual Reports on Form 10-K for the years ended December 31, 2010, 2009 and 2008 should no longer be relied upon.

We intend to present the Restatement in our 2011 10-K, which we expect to file as soon as practicable.  We expect to file our Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2012 within 60 days of filing the 2011 10-K and any subsequent unfiled Quarterly Reports and Annual Reports will be filed as soon as practicable, including our Annual Report on Form 10-K for the year ended December 31, 2012 to which this Form 12b-25 relates.

We refer you to the Item 4.02 Form 8-K for more information related to the Restatement, including, without limitation, the nature of the accounting error giving rise to the Restatement and the estimate of the cumulative anticipated impact of the Restatement on our previously issued consolidated financial statements for the Restatement Period.

The above statements and those contained in the referenced Item 4.02 Form 8-K regarding the expected impact and amounts of the Restatement and the anticipated timing of our SEC filings constitute forward-looking statements that are based on our current expectations. The actual impact and amounts and the detailed presentation of the Restatement will be included in our upcoming filings after we have completed our work on the Restatement and Deloitte has completed its audit of our consolidated financial statements for the year ended December 31, 2011.   There can be no assurance that the final impact and the amounts of the Restatement will not differ materially from estimates that are described or are referred to in this Form 12b-25 or that any other information set forth herein will not change materially before we file our restated consolidated financial statements.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

A. Alexandra Denahan	(212)	696-0100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2011, Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2012

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?  ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, we will present the Restatement in our 2011 10-K, which we expect to file as soon as practicable.  As a result of the time required to prepare the 2011 10-K, we have a substantial amount of work to complete with respect to our annual report for the year ended December 31, 2012. Therefore, we are currently unable to provide a reasonable estimate of any significant changes in our results of operations for the year ended December 31, 2012 as compared to the corresponding period in 2011.  Please refer to the Item 4.02 Form 8-K for the estimate of the cumulative anticipated impact of the Restatement on our previously issued consolidated financial statements for the Restatement Period.

Cautionary Statement Regarding Forward-Looking Information

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties.  Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, as well as our expectations regarding, among other things, materiality or significance, the Restatement’s quantitative effects, the effectiveness of our disclosure controls and procedures, material weaknesses in internal control over financial reporting and the filing of our untimely SEC reports, to differ materially from those in the forward-looking statements. These factors include, among other things, the risk that additional information may arise from the preparation of our restated consolidated financial statements and that our internal control over financial reporting may be inadequate or have weaknesses of which we are not currently aware or which have not been detected. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements. For a discussion of a variety of risk factors affecting our business and prospects, see “Item 1A — Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 10-K”), as supplemented by the reports we have filed since the 2010 10-K.

Chimera Investment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 1, 2013	By /s/ A. Alexandra Denahan
A. Alexandra Denahan
Chief Financial Officer